Exhibit 99.6

ANNEX F

DIRECTORS’ AND OFFICERS’ QUESTIONNAIRE

CONFIRMATION FORM

QIWI PLC

Date: ________________

WHAT IS THIS?

•	Attached is a Confirmation Form to the Directors’ and Officers’ Questionnaire for a nominee to the Board of Directors of QIWI plc (the “Company”) who served as the Director of the Company by the date of the Annual General Meeting of the Company (the “AGM”) and who is nominated for re-appointment to the office of Director of the Company to be voted at the AGM.

•	This Confirmation Form serves as your confirmation of the information previously provided to the Company by completing the Directors’ and Officers’ Questionnaire (the “Initial Questionnaire”) together with any updates thereto.

WHY IS THIS NECESSARY?

•	The following information is requested from you in connection with the screening for compliance with Regulation 95 of the Articles of Association of the Company of all candidacies to be nominated by the Company’s shareholders to be eligible for appointment (re-appointment) at the AGM. The information requested in the Questionnaire is for your protection and that of the Company. Accordingly, great care should be exercised in the completion of this Confirmation Form.

WHY AM I SIGNING THIS CONFIRMATION?

•	Your signature at the end of this Confirmation Form will constitute:

(i)	your consent to the Company’s use of the information in the Initial Questionnaire together with any updates thereto and in this Confirmation Form for Financial Industry Regulatory Authority, Inc. (“FINRA”) filings and correspondence, SEC reports and other filings, and NASDAQ documents and correspondence;

(ii)	your confirmation that your answers are true and correct, to the best of your knowledge and belief; and

(iii)	your agreement to notify the Company promptly of any change in the information contained herein, which occurs as a result of any development, including the passage of time, prior to the convening of the AGM.

INSTRUCTIONS

•	Please carefully read the information and declarations listed below. If you have any doubt as to the accuracy of such information or application of such declarations, please resolve those doubts in favor of disclosure by using the lines provided under the headings “Remarks”.

•	It is very important that an answer be given for each question; if the answer to any question is “No,” “None” or “Not Applicable,” please so indicate. Where necessary, you may wish to continue your responses on a separate sheet attached hereto. Please type or print your answers.

•	Please promptly complete, sign and return this Confirmation Form to Mr. Philios Yiangou, the Deputy Chief Executive Officer of the Company:

QIWI plc	Tel: +357 22-65-33-90
Kennedy 12	Fax: + 357 22-76-09-18
Kennedy Business Centre, 2nd floor	Email: corporatelawyer@qiwi.com
Nicosia, 1087
Cyprus

•	Unless stated otherwise, answers should be given as of the date you complete this Confirmation Form. You should notify the Company immediately if there is any subsequent change in the information provided by you. Each descriptive response must include all of the information sought by the related question. If there is any response or underlying factual matter about which you are uncertain, please state the matter fully and include an additional explanation. If additional space is needed for your response to any question, please provide this information on an attached sheet and so indicate on this Confirmation Form.

•	Should you have any questions about the Confirmation Form, please contact the Company at the above details.

For Directors Only:

Director name:
Year of birth:
No. of shares in the Company:
No. of options on shares in the Company:

I, [Director Name], hereby declare that:

•	I have previously completed and returned to the Company the Initial Questionnaire together with any updates thereto and information provided to the Company therein is accurate and complete.

•	I have not maintained a relationship with, been a director or executive officer of, or been employed by, the Company or its subsidiaries other than as a member of the Board of Directors of the Company during the past three years.

•	I do not own shares or options on shares of the Company, other than mentioned above.

•	I do not have a Family Member (i.e. spouse, child, parent, grandparent, sibling, whether by blood, marriage or adoption, or anyone (other than domestic employees) residing in my home) of an individual who is or, at any time during the past three years was, employed by the Company or its subsidiaries as an executive officer.

•	I have not (and I do not have a Family Member who has) received any payments or personal benefits from the Company or its subsidiaries (including any consulting, compensatory or advisory fee) during the past three years, other than the cash compensation I have received as a member of the Board of Directors of the Company.

•	I am not (and I do not have a Family Member who is) a partner, controlling shareholder or executive officer of, any organization to which the Company or its subsidiaries made, or from which the Company or its subsidiaries received, payments for property or services in the current or any of the past three fiscal years exceeding the greater of (i) 5% of the recipient's consolidated gross revenues and (ii) $200,000.

•	I am not (and I do not have a Family Member who is) employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company or its subsidiaries served on the compensation committee of such other entity.

•	I am not (and I do not have a Family Member who is) a partner of the Company's outside auditor nor have I been (nor do I have a Family Member who has been) a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

•	There has been no transaction or loan outstanding, nor is there any presently proposed transaction or loan between the Company or its subsidiaries and me or a close member of my family or any enterprise in which I or a close member of my family own (directly or indirectly) a substantial voting interest (including any interest representing 10% or more of the voting power in such entity), or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which the Company or its subsidiaries was a party.

•	The brief description of my current employment and business experience previously provided to the Company under the heading "Biography" is accurate and complete.

•	I have reviewed the updates to the questionnaire regarding the Iran Threat Reduction and Syria Human Rights Act of 2012. No change in respect of my declarations regarding the Iran Threat Reduction and Syria Human Rights Act of 2012 as included in the Initial Questionnaire together with any updates thereto is required.

Remarks / Qualifications

Additional Information1

I, [Director Name], hereby declare that:

•	I am not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the Company or its subsidiaries. In addition, I am not an executive officer, a director who is also an employee, general partner or managing member of a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Company.

•	I have not accepted directly or indirectly any consulting, advisory, or other compensatory fee from the Company or its subsidiaries other than in my capacity as a member of the Board of Directors of the Company, the Audit Committee or any other board committee.

•	I have not participated in the preparation of the financial statements of the Company at any time during the past three years.

•	I am able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement.[2]

Remarks

1 This information shall be taken into consideration upon your election to the office of Director of QIWI plc and further nomination to the Audit Committee under the Board of Directors.

2 This expertise includes the following attributes:

•	An understanding of generally accepted accounting principles and financial statements;
•	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
•	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;
•	An understanding of internal control over financial reporting; and
•	An understanding of audit committee functions.

SIGNATURE AND UNDERTAKING

I understand that this information is furnished to the Company for use in connection with the screening for compliance with Regulation 95 of the Articles of Association of the Company of all candidacies to be nominated by the Company’s shareholders to be eligible for appointment (re-appointment) at the Annual General Meeting of the Company and the information to be provided to NASDAQ and FINRA. I will promptly notify the Company of any changes in such information which may occur subsequent hereto and prior to the date of the Annual General Meeting of the Company.

I confirm that the foregoing statements are correct to the best of my knowledge and belief.

Signature

Print Name

Date